82-5206

PROCESSED
AUG 23 2006
THOMSON FINANCIAL

06016131

SEC MAIL RECEIVED PROCESSING
AUG 17 2006
WASH., D.C. 186 SECTION

Emergis

SUPPL

>>> News release

Emergis opens office in St. John's

(Picture available upon request)

St. John's,NL, July 20, 2006 – Following up on its announcement of last month, Emergis Inc. (TSX: EME) today officially opened its office in St. John's, in the McMurdo Building, at 210 Water Street, to support the growth of the Company's activities in the province. Health and Community Services Deputy Minister John Abbott and Mayor Andy Wells were among the guests who attended the reception hosted by President and Chief Executive Officer François Côté.

Last June, Emergis signed contracts with the Newfoundland and Labrador Centre for Health Information to deploy and support the province's Pharmacy Network – a comprehensive drug information system solution – its health integration infrastructure, and a thorough change management program. The Company also currently provides pharmacy management systems to over 60 per cent of Newfoundland and Labrador pharmacies.

"Emergis is deeply committed to the success of the Pharmacy Network, and we feel we needed to be close to all stakeholders and here in St. John's to deliver the best solution possible," said Mr. Côté at the reception. "We will continue to increase our presence as the Pharmacy Network project unfolds and as our other activities increase in the Province."

Emergis is one of Canada's leading pharmacy benefit managers and as such, brings its 20-year expertise in processing drug-related data and leading complex province-wide initiatives to the Pharmacy Network project. One of Emergis' partners in the project is St. John's zedIT, which will support the delivery of change management initiatives to ensure health care professionals use the solution and change their usual way of completing drug-related tasks, with minimal disruption.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries, and approximately 40% of all pharmacies. It also processes and enables transactions for the world's leading payment associations. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in our annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes our expectations as at July 20, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and timing of signing government contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to our industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate strategic acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, we do not assume any significant acquisitions, dispositions or one-time items. We do assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced ongoing payments. We have assumed a certain progression which may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, please refer to our annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS AT JULY 20, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Media contacts :
Emergis: Ann-Marie Gagné, 514-998-5679
Agency: Bristol Group, Cathy Dornan, 709-685-3875

Emergis

>>> Communiqué de presse

Emergis ouvre un bureau à St. John's
(Photo disponible sur demande)

St. John's, Terre-Neuve-et-Labrador, le 20 juillet 2006 — Faisant suite à son annonce du mois dernier, Emergis inc. (TSX : EME) a procédé aujourd'hui à l'ouverture officielle de son bureau à St. John's dans l'édifice McMurdo, du 210, rue Water, pour soutenir la croissance de ses activités dans la province. MM. John Abbott, sous-ministre de la Santé et des Services communautaires de Terre-Neuve-et-Labrador, et Andy Wells, maire de St. John's, figuraient parmi les invités qui ont assisté à la réception donnée par François Côté, président et chef de la direction d'Emergis.

En juin dernier, Emergis a signé des contrats avec le Newfoundland and Labrador Centre for Health Information pour le déploiement et soutien du Pharmacy Network de la province – une solution globale de système d'information sur les médicaments – de son infrastructure d'intégration et d'un plan complet de gestion du changement pour appuyer l'adoption de la solution par les professionnels de la santé. La Société fournit actuellement des systèmes de gestion de pharmacies à plus de 60 % des pharmacies de Terre-Neuve-et-Labrador.

« Emergis a à cœur la réussite du Pharmacy Network, et nous avions le sentiment que nous devions être près des intervenants et ici à St. John's pour fournir la meilleure solution possible, a indiqué M. Côté à la réception. Nous continuerons d'augmenter notre présence au fur et à mesure que le Pharmacy Network et nos autres activités prennent de l'ampleur dans la province. »

Emergis est l'un des principaux gestionnaires de régime d'assurance médicaments au Canada et à ce titre apporte ses 20 années d'expertise en traitement des données liées aux médicaments et en gestion d'initiatives provinciales complexes au projet du Pharmacy Network. L'un des partenaires d'Emergis dans ce projet est zedIT de St. John's, qui prendra en charge la livraison d'initiatives de gestion du changement afin de veiller à ce que les professionnels de la santé utilisent la solution et changent leur façon habituelle de compléter leurs tâches liées aux médicaments avec le moins de perturbations possibles.

À propos d'Emergis
Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de

santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, elle fournit des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, à de grandes entreprises, à des avocats ou à des notaires en droit immobilier, ainsi qu'à environ 40 % de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 20 juillet 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions stratégiques et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter au Rapport annuel 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 20 JUILLET 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements pour les médias :

Emergis : Ann-Marie Gagné 514-998-5679

Agence : Bristol Group, Cathy Dornan, 709-685-3875

Emergis

>>> News release

Emergis reports financial results for the second quarter of 2006

- Revenue at $40.2 M
- EBITDA[1] at $7.8 M, up 47% from Q2 05 before one-time items
- EPS from continuing operations at $0.03

Montréal, July 28, 2006 – Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three months ended June 30, 2006. All dollar figures in this release are expressed in Canadian dollars, unless otherwise indicated.

"Our Health operations made substantial progress during the quarter, with growth in our existing operations at both the revenue and EBITDA levels, the signing of a major contract for a province-wide drug information system in Newfoundland and Labrador, and acquisitions in the electronic health record and pharmacy management systems areas," said François Côté, President and Chief Executive Officer of Emergis. "Total health claims processed grew 9% and Health revenue 14% since June of last year."

"The results of our Finance operations in the second quarter reflected the wind-down of our transition service operations, whose declining revenue stream has concealed growth in other areas of Finance over the past 18 months. Our transition services activities have ended. Of note this quarter was the strong seasonal showing for our mortgage document processing. In addition, we continued to move forward in our plans to expand our mortgage document processing platform across the country," Mr. Côté added.

Net income from continuing operations for the quarter was $3.2 million or $0.03 per share compared to $1.0 million or $0.01 per share excluding one-time items in the second quarter of 2005. The increase was mainly due to lower operating costs resulting from ongoing cost containment efforts. The corresponding figure for the first quarter of 2006 was $3.7 million or $0.04 per share.

Net income for the quarter was $10.2 million or $0.11 per share compared to $11.5 million or $0.11 per share in the second quarter of 2005, and to $3.7 million or $0.04 per share in the first quarter of 2006. Contributions from discontinued operations were recorded in both the current quarter and the second quarter of 2005. The current quarter's contribution related mainly to a price adjustment associated with the sale in 2004 of the Company's former U.S. Health operations and represented $7.0 million or $0.08 per share. The contribution in the second quarter of last year of $9.3 million or $0.09 per share related mainly to a gain on the sale of the Company's eLending U.S. operations.

[1] See definition of EBITDA at the bottom of page 3

Revenue summary for the quarter

Three-month periods ended June 30, 2006, March 31, 2006, and June 30, 2005, in millions of Canadian dollars:

	Q2 2006	Q1 2006	Q2 2005
Health	25.6	24.9	22.5
Finance	14.6	15.4	18.2
Total revenue	**40.2**	**40.3**	**40.7**

- Revenue for the quarter was $40.2 million compared to $40.7 million in the second quarter of 2005 and compared to $40.3 million in the first quarter of 2006. In the year-over-year and sequential quarterly comparisons, growth in Health operations was offset by lower Finance revenue.
- Health revenue increased 14% on a year-over-year basis due mainly to organic growth in license and professional services relating to the Company's drug information system (DIS) initiative for the government of Newfoundland and Labrador and in claims processing and pharmacy management systems activities. These increases were partly offset by the expiry of a claims transport contract in 2005.
- On a sequential quarterly basis, the increase in Health revenue was due mainly to a higher contribution from licenses and professional services.
- Compared to the second quarter of 2005, Finance revenue decreased mainly due to the wind-down of eInvoicing operations, the expiry of the transition services contract for webdoxs and lower professional services revenue related to Visa Commerce activities.
- Similarly, Finance revenue decreased from the first quarter of 2006 mainly due to the expiry of the transition services contract for webdoxs and lower professional services revenue related to Visa Commerce activities, partly offset by seasonally higher revenue from the Company's mortgage document processing and lien registration operations.

EBITDA[2] summary for the quarter

Three-month periods ended June 30, 2006, March 31, 2006, and June 30, 2005, in millions of Canadian dollars:

	Q2 2006	Q1 2006	Q2 2005
Health	5.3	4.3	3.6
Finance	2.2	3.2	1.7
Core	7.5	7.5	5.3
Non-core	0.3	0.2	-
EBITDA before:	**7.8**	**7.7**	**5.3**
Contract settlements	-	-	1.2
Total EBITDA	**7.8**	**7.7**	**6.5**

- EBITDA was $7.8 million (19% of revenue), up from $5.3 million (13%) before one-time items generated in the second quarter of 2005, reflecting higher contributions from both Health and Finance operations. Compared to the first quarter of 2006, EBITDA increased slightly from $7.7 million, with an increased contribution from Health offset by a decrease from Finance.
- Health EBITDA was $5.3 million (21% of Health revenue) compared to $3.6 million (16%) in the second quarter of 2005 and $4.3 million (17%) in the first quarter of 2006. Compared to 2005, the increase was due mainly to organic growth in claims adjudication, pharmacy management systems, license and professional services revenue related to DIS activities, and to increased investment tax credit estimates for prior years. These increases were partly offset by higher development expenses related to the Company's dental claims adjudication platform and an increase in the proportion of overhead expenses allocated to the Health segment relative to the Finance segment.
- In the sequential quarterly comparison, Health EBITDA increased due to higher contributions from licenses and professional services related to DIS activities, synergies realized with the full integration of the claims transport operations acquired from NDCHealth, the increased investment tax credit estimates mentioned above, and other cost reductions. The impacts were partly offset by additional expenses related to the ongoing development of a dental claims adjudication platform.
- Finance contributed $2.2 million to EBITDA in the quarter (15% of Finance revenue) compared to $1.7 million (9%) in the second quarter of 2005 and to $3.2 million (21%) in the first quarter of 2006. The increase from the second quarter last year resulted from cost containment efforts, from a decrease in the proportion of overhead expenses allocated to our Finance segment relative to our Health segment, and from increased investment tax credit estimates for prior years. This increase was partly offset by the loss of contribution resulting from the wind-down of the commercial operations of our eInvoicing solution, the expiry of a transition services contract and lower professional services revenue.

---

[2] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. No reconciliation is provided in the interim consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings before under-noted items" on the consolidated statements of earnings.

- In the sequential quarterly comparison, Finance EBITDA decreased due to the expiry of a transition services contract and a lower contribution from professional services. Seasonally higher activity in the Company's mortgage document processing and lien registration operations mitigated these impacts.
- Non-core operations ceased as of June 30, 2004. However, in both the first and second quarters of 2006, the Company reversed tax provisions that were related to non-core activities.

Financial highlights for the six months

Six-month periods ended June 30, 2006 and 2005, in millions of Canadian dollars:

	Revenue		EBITDA	
	2006	**2005**	**2006**	**2005**
Health	50.5	43.9	9.6	8.0
Finance	30.0	35.3	5.4	3.0
Core before one-time items	80.5	79.2	15.0	11.0
Contract settlements	-	-	-	2.4
Total core	**80.5**	**79.2**	**15.0**	**13.4**
Non-core	-	-	0.5	-
Total	**80.5**	**79.2**	**15.5**	**13.4**

- Revenue at $80.5 million increased slightly compared to the prior year, while EBITDA increased from $13.4 million to $15.5 million. The EBITDA margin was 19% compared to 17% in 2005.
- EBITDA excluding one-time items improved from $11.0 million (14% of revenue) in 2005 to $15.5 million (19% of revenue) in 2006.
- Health operations generated 15% more in revenue than in 2005 mainly as a result of organic growth in claims processing and license and professional services revenue, as well as acquisitions in claims transport and pharmacy management systems.
- Health EBITDA increased from $8.0 million to $9.6 million for the same reasons mentioned for the increase from the second quarter of 2005 to the current quarter. The EBITDA margin for Health was 19% compared to 18% in 2005.
- Finance revenue decreased mainly due to the wind-down of the commercial operations of the Company's eInvoicing solution, the expiry of a transition services contract, and lower professional services revenue related to Visa Commerce. These decreases were partly offset by organic growth in other cash management activities.
- Finance EBITDA excluding one-time items increased from $3.0 million in 2005 to $5.4 million mainly due cost containment efforts, a decrease in the proportion of overhead expenses allocated to the Finance segment relative to the Health segment, and increased investment tax credits estimated for prior years. This increase was partly offset by the loss of contribution resulting from the wind-down of the commercial operations of our eInvoicing solution and the expiry of a transition services contract.

- Non-core operations, which included a distribution agreement with Bell Canada for legacy products and other non-core and exited products, ceased as of June 30, 2004. However, in the first two quarters of 2006, the Company reversed a tax provision related to non-core activities which totaled $0.5 million.

Six-month periods ended June 30, 2006 and 2005,
in millions of Canadian dollars, except per share data:

	Net income		EPS	
	2006	**2005**	**2006**	**2005**
Continuing operations before:	6.9	(4.1)	0.07	(0.04)
One-time items	-	2.4	-	0.02
Continuing operations	**6.9**	**(1.7)**	**0.07**	**(0.02)**
Discontinued operations	7.0	7.5	0.08	0.08
Total	**13.9**	**5.8**	**0.15**	**0.06**

- Net income from continuing operations before one-time items improved to $6.9 million or $0.07 per share compared to a loss of $(4.1) million or $(0.04) per share in 2005. This increase was mainly due to the absence in 2006 of a foreign exchange loss present in 2005, lower depreciation, and improvement in overall profitability. Reported net income from continuing operations was $6.9 million or $0.07 per share compared to a net loss of $(1.7) million or $(0.02) per share in 2005.
- Discontinued operations contributed $7.0 million to year-to-date 2006 net income mainly due to a price adjustment associated with the sale in 2004 of the Company's former U.S. Health operations. In 2005, the $7.5 million contribution from discontinued operations related primarily to a gain on sale of its eLending U.S. operations.
- Reported net income improved substantially to $13.9 million or $0.15 per share compared to $5.8 million or $0.06 per share in 2005.
- One-time items included contract settlements in 2005. They did not include accruals or reversals of accruals made in the normal course of business.

Financial position at June 30

Cash on hand at quarter-end, including temporary investments, increased to $134.5 million from $128.0 million at March 31, 2006, reflecting positive cash flow from operations and the receipt of the price adjustment related to the sale of the Company's U.S. Health operations, partly offset by disbursements for the acquisition of FrontLine Solutions and share repurchases under a normal course issuer bid.

Revised financial guidance for 2006

The Company today also increased its financial targets for the year mainly to reflect the impacts of the acquisition of DINMAR and its actual financial performance during the first half of 2006. It has increased its revenue target range of $165 million to $170 million to a range of $172 million to $177 million, EBITDA target range from $28 million to $31 million to a range of

$30 million to $33 million, and EPS from continuing operations from a range of $0.09 to $0.13 to a range of $0.12 to $0.15.

Operating highlights

Newfoundland and Labrador Drug Information System

During the quarter, Emergis signed contracts with the Newfoundland and Labrador Centre for Health Information to deploy and support a comprehensive, province-wide drug information system (DIS) solution, its health integration infrastructure, and a thorough change management program to support the adoption of the solution by health care professionals. These agreements are expected to generate revenue of more than $30 million over the nine-year term of the contracts. The Company expects the solution to go online in the first half of 2008.

These contracts were a significant milestone in the execution of Emergis' strategy for the health care sector and are expected to have far-reaching positive impacts for the Company, including additional opportunities related to DIS and other components of electronic health record (EHR) systems, across the country over the next few years. As a result of these IT initiatives to enhance the public health system, Emergis' value proposition to its clients and the public will move beyond increased process efficiency and lower administrative costs, to improved quality of health care.

A computer-based DIS solution manages clinical data concerning a patient's medication history – prescribed and dispensed drugs, allergies, ongoing drug treatment, etc. It allows authorized pharmacists, physicians and other health care professionals to securely exchange relevant and current information to facilitate accurate prescribing and dispensing. DIS is an important component of the EHR systems that governments across Canada will be deploying in the coming years. Other components include diagnostic imaging and laboratory information systems.

Mortgage loan document processing solution going national

Emergis continued to make progress in its strategy to extend its mortgage solution to lawyers and lenders across Canada, building upon its success in Québec. In June, Emergis reached an agreement with Do Process Software Ltd. of Toronto to integrate Emergis' electronic solution for completing mortgage transactions with Do Process Software's desktop application for lawyers. The five-year agreement will allow Emergis' mortgage solution to be available to approximately 70% of the firms practicing real estate law in Ontario.

eInvoicing patent agreement

During the quarter, Emergis reached an out-of-court settlement with Avista Corporation of Spokane, Washington, related to a claim by Emergis that Avista had infringed on Emergis' electronic invoicing and payment technology patent. The settlement is one of a series of five licenses and settlements that Emergis has signed since the beginning of 2006 in a sustained effort to enforce its intellectual property rights.

Corporate highlights

Acquisition of DINMAR

In early July, the Company acquired DINMAR, an Ottawa-based provider of EHR technology solutions and consulting services to the health care community. With this acquisition, Emergis expanded its health offerings to include a leading EHR solution for hospitals that supports the

integration of a patient's data from different clinical information systems, and facilitates collaboration among health professionals treating the patient from different hospitals within a region. DINMAR's client base complements Emergis' reach into the health community, adding hospitals and associated physicians. The acquisition has also significantly advanced the Company's strategy to form electronic communities within a broad range of health care participants.

The acquisition price for DINMAR was $32 million: $26 million in cash, subject to closing adjustments; and $6 million in Emergis treasury shares, including 0.6 million shares at $5.07 per share at closing and $3 million in shares to be issued in 9 months pending any claims for indemnification. Further consideration of up to $8 million may be paid, contingent upon DINMAR's financial performance exceeding its base targets over the next 12 months. Half of this $8 million contingent consideration can be paid in Emergis shares, at Emergis' option.

Acquisition of FrontLine Solutions

In June, the Company acquired the pharmacy management systems business of FrontLine Solutions Inc. of Toronto for $4.2 million in cash. With this acquisition, Emergis increased its presence in Ontario and now provides pharmacy management systems to some 2,900 pharmacies, or approximately 40% of all pharmacies in Canada. Pharmacy management systems automate the prescription fulfillment process and provide an integrated point-of-service solution for in-store operations.

Normal course issuer bid

During the quarter, the Company repurchased 774,600 shares at $4.87 per share for an aggregate cost of $3.8 million, including expenses, under a normal course issuer bid initiated in March of this year. Total common shares outstanding at June 30, 2006 were 92.6 million.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast today at 8:30 a.m. ET to discuss its financial results for the second quarter of 2006. To participate, interested parties can dial toll-free 1 866 898-9626, and in Toronto 416 340-2216. The second quarter of 2006 financial results news release, unaudited financial statements and notes, management's discussion and analysis and supplemental information package are posted on www.emergis.com (http://www.emergis.com/en/news_events/news/2006/july28.asp).

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. today. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3174478#. An archive version of the webcast will also be available starting at 10:30 a.m. today on www.emergis.com (http://www.emergis.com/en/news_events/events_calendar/july28.asp).

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its clients. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government

agencies, hospitals, large corporations, real estate lawyers and notaries and approximately 40% of all pharmacies. It also provides solutions to the world's leading payment association. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of July 28, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which the Company performs on their behalf, the Company's response to its industry's rapid rate of change, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, the Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS OF JULY 28, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

-30-

Information: John Gutpell, 450 928-6856

Emergis

> > > Communiqué de presse

Emergis déclare ses résultats du deuxième trimestre de 2006

- Produits d'exploitation de 40,2 M$
- BAIIA[1] de 7,8 M$, en hausse de 47 % par rapport au T2 2005 avant les éléments non récurrents
- BPA des activités poursuivies de 0,03 $

Montréal, le 28 juillet 2006 — Emergis inc. (TSX : EME) a annoncé aujourd'hui ses résultats financiers non vérifiés de la période de trois mois terminée le 30 juin 2006. Tous les montants sont exprimés en dollars canadiens, à moins de mention contraire.

« Nos activités en Santé ont véritablement progressé au cours du trimestre, avec une croissance tant des produits d'exploitation que du BAIIA de nos activités actuelles, la signature d'un important contrat pour un système d'information sur les médicaments à l'échelle de Terre-Neuve-et-Labrador et les acquisitions dans les secteurs du dossier de santé électronique et des systèmes de gestion de pharmacies, a affirmé François Côté, président et chef de la direction d'Emergis. Depuis juin de l'an dernier, le nombre total des demandes de règlement en Santé traitées a augmenté de 9 % et les produits en Santé de 14 %. »

« Les résultats de nos activités en Finance au deuxième trimestre reflètent la réduction progressive de nos services de transition, dont le déclin des produits d'exploitation a dissimulé la croissance de d'autres secteurs en Finance au cours des 18 derniers mois. Nos services de transition sont maintenant terminés. Il est par ailleurs intéressant de noter que ce trimestre affiche une solide performance saisonnière dans le secteur du traitement de documents hypothécaires. De plus, nous avons continué à aller de l'avant avec nos plans pour offrir notre plate-forme de traitement de documents hypothécaires à l'ensemble du pays », a ajouté M. Côté.

Le bénéfice net lié aux activités poursuivies est de 3,2 M$ ou 0,03 $ par action comparativement à 1,0 M$ ou 0,01 $ par action, excluant les éléments non récurrents, du deuxième trimestre de 2005. La hausse est attribuable surtout à une baisse des coûts d'exploitation résultant des efforts continus de limitation des coûts. Le montant correspondant du premier trimestre de 2006 était de 3,7 M$ ou 0,04 $ par action.

Le bénéfice net est de 10,2 M$ ou 0,11 $ par action comparativement à 11,5 M$ ou 0,11 $ par action au deuxième trimestre de 2005, et à 3,7 M$ ou 0,04 $ par action au premier trimestre de 2006. Des apports pour les activités abandonnées ont été enregistrés, tant pour le deuxième trimestre de 2006 que le deuxième trimestre de 2005. L'apport pour le deuxième trimestre de 2006 est attribuable surtout à un ajustement de prix lié à la vente en 2004 des activités en

[1] Voir définition du BAIIA au bas de la page 3

Santé de la Société aux États-Unis et représente 7,0 M$ ou 0,08 $ par action. L'apport au deuxième trimestre de l'exercice précédent de 9,3 M$ ou 0,09 $ par action portait surtout sur un gain à la vente des activités de prêt électronique de la Société aux États-Unis.

Relevé des produits d'exploitation du trimestre
Périodes de trois mois terminées les 30 juin 2006, 31 mars 2006 et 30 juin 2005, en millions de dollars canadiens :

	T2 2006	T1 2006	T2 2005
Santé	25,6	24,9	22,5
Finance	14,6	15,4	18,2
Total des produits	**40,2**	**40,3**	**40,7**

- Les produits d'exploitation du trimestre sont de 40,2 M$ comparativement à 40,7 M$ au deuxième trimestre de 2005 et à 40,3 M$ au premier trimestre de 2006. Dans les comparaisons sur 12 mois et par rapport au trimestre précédent, la croissance des activités en Santé est contrebalancée par une baisse des produits en Finance.
- Les produits en Santé augmentent de 14 % sur 12 mois en raison surtout de la croissance organique des licences et des honoraires professionnels liés au projet de système d'information sur les médicaments (SIM) de la Société pour Terre-Neuve-et-Labrador et des activités de traitement des demandes de règlement et de systèmes de gestion de pharmacies. Ces hausses sont en partie contrebalancées par la fin d'un contrat de transport de demandes de règlement en 2005.
- Sur une base trimestrielle séquentielle, la hausse des produits en Santé est attribuable surtout à un apport plus élevé des licences et des honoraires professionnels.
- Comparativement au deuxième trimestre de 2005, les produits en Finance ont décliné en raison surtout de la réduction progressive des activités de facturation en ligne, de la fin du contrat de services de transition pour webdoxs et d'honoraires professionnels moins élevés liés aux activités de Visa Commerce.
- De la même façon, les produits en Finance sont en baisse par rapport au premier trimestre de 2006 en raison surtout de la fin du contrat de services de transition pour webdoxs et d'honoraires professionnels moins élevés liés aux activités de Visa Commerce, en partie contrebalancés par des revenus plus élevés dus au caractère saisonnier des activités de traitement de documents hypothécaires et d'enregistrement de garanties mobilières de la Société.

Relevé du BAIIA[2] du trimestre

Périodes de trois mois terminées les 30 juin 2006, 31 mars 2006 et 30 juin 2005, en millions de dollars canadiens :

	T2 2006	T1 2006	T2 2005
Santé	5,3	4,3	3,6
Finance	2,2	3,2	1,7
De base	7,5	7,5	5,3
Secondaires	0,3	0,2	-
BAIIA avant :	**7,8**	**7,7**	**5,3**
Règlements de contrats	-	-	1,2
Total du BAIIA	**7,8**	**7,7**	**6,5**

- Le BAIIA est de 7,8 M$ (19 % des produits), en hausse par rapport à 5,3 M$ (13 %) avant les éléments non récurrents générés au deuxième trimestre de 2005, reflétant un apport plus élevé tant des activités en Santé qu'en Finance. Le BAIIA est légèrement en hausse comparativement au 7,7 M$ du premier trimestre de 2006. L'apport plus élevé des activités en Santé est contrebalancé par une baisse en Finance.
- Le BAIIA en Santé est de 5,3 M$ (21 % des produits en Santé) comparativement à 3,6 M$ (16 %) au deuxième trimestre de 2005 et à 4,3 M$ (17 %) au premier trimestre de 2006. Comparativement à 2005, la hausse est attribuable surtout à la croissance organique de l'adjudication des demandes de règlement, des systèmes de gestion de pharmacies, des licences et honoraires professionnels liés aux activités de SIM et aux estimations plus élevées en crédits d'impôt à l'investissement des exercices antérieurs. Ces hausses sont en partie contrebalancées par la hausse des dépenses de développement liées à la plate-forme d'adjudication des demandes de règlement de soins dentaires de la Société et à une hausse de la proportion des dépenses générales, administratives et de frais généraux affectée au segment Santé par rapport au segment Finance.
- Dans une comparaison trimestrielle séquentielle, le BAIIA en Santé augmente en raison des apports plus élevés des licences et des honoraires professionnels liés aux activités de SIM, aux synergies réalisées avec la pleine intégration des activités de transport des demandes de règlement acquises de NDCHealth, les estimations plus élevées des crédits d'impôt à l'investissement mentionnées précédemment et d'autres réductions de coûts. Les effets sont en partie contrebalancés par des dépenses additionnelles liées au développement en cours de la plate-forme d'adjudication des demandes de règlement de soins dentaires.
- Le secteur Finance contribue 2,2 M$ au BAIIA du trimestre (15 % des produits en Finance) comparativement à 1,7 M$ (9 %) au deuxième trimestre de 2005 et à 3,2 M$ (21 %) au premier trimestre de 2006. La hausse par rapport au deuxième trimestre de l'exercice précédent provient des efforts de limitation des coûts, d'une baisse de la proportion des dépenses générales, administratives et de frais généraux affectée au segment Finance par rapport au segment Santé et des estimations plus élevées de crédits d'impôt à l'investissement pour les exercices antérieurs. Cette hausse est en partie contrebalancée

[2] Le BAIIA utilisé dans le présent communiqué de presse n'a pas de définition normalisée selon les principes comptables généralement reconnus du Canada et, par conséquent, il peut ne pas être comparable à des mesures semblables présentées par d'autres sociétés ouvertes. La Société le définit comme le bénéfice net (la perte nette) lié(e) aux activités poursuivies avant l'amortissement des immobilisations corporelles, l'amortissement des actifs incorporels, les intérêts, les gains ou les pertes à la vente d'actifs, le gain ou la perte de change, les autres produits ou charges ainsi que les impôts sur les bénéfices. Aucune conciliation n'est fournie dans les états financiers consolidés intermédiaires. Le BAIIA est présenté de manière uniforme d'une période à l'autre et il concorde, sur une base consolidée, avec le montant indiqué dans l'état consolidé des résultats au poste « Bénéfice (perte) avant les éléments suivants » des états des résultats consolidés.

par la perte d'un apport résultant de la réduction progressive des activités commerciales entourant notre solution de facturation en ligne, à la fin d'un contrat de services de transition et à une baisse des honoraires professionnels.

- Dans une comparaison trimestrielle séquentielle, le BAIIA en Finance diminue en raison de la fin d'un contrat de services de transition et d'une baisse des honoraires professionnels. Les activités saisonnières plus intenses en traitement de documents hypothécaires et d'enregistrement de garanties mobilières de la Société atténuent ces effets.
- Les activités secondaires ont cessé le 30 juin 2004. Toutefois, tant au premier trimestre qu'au deuxième trimestre de 2006, la Société a contrepassé des charges d'impôt liées aux activités secondaires.

Faits saillants de la période de six mois
Périodes de six mois terminées les 30 juin 2006 et 2005, en millions de dollars canadiens :

	Produits d'exploitation		BAIIA	
	2006	2005	2006	2005
Santé	50,5	43,9	9,6	8,0
Finance	30,0	35,3	5,4	3,0
De base avant les éléments non récurrents	80,5	79,2	15,0	11,0
Règlements de contrats	-	-	-	2,4
Total de base	**80,5**	**79,2**	**15,0**	**13,4**
Secondaires	-	-	0,5	-
Total	**80,5**	**79,2**	**15,5**	**13,4**

- Les produits d'exploitation de 80,5 M$ sont en légère hausse par rapport à l'exercice précédent, alors que le BAIIA passe de 13,4 M$ à 15,5 M$. La marge du BAIIA est de 19 % comparativement à 17 % en 2005.
- Si on exclut les éléments non récurrents, le BAIIA est en progrès, passant de 11,0 M$ (14 % des produits) en 2005 à 15,5 M$ (19 % des produits) en 2006.
- Les activités en Santé génèrent 15 % de produits de plus qu'en 2005 en raison surtout de la croissance organique du traitement des demandes de règlement, des licences et des honoraires professionnels ainsi que des acquisitions dans le transport des demandes de règlement et les systèmes de gestion de pharmacies.
- Le BAIIA en Santé est en hausse, passant de 8.0 M$ à 9,6 M$ pour les mêmes raisons indiquées pour expliquer l'augmentation entre le deuxième trimestre de 2005 et de 2006. La marge du BAIIA en Santé est de 19 % comparativement à 18 % en 2005.
- Les produits en Finance diminuent en raison surtout de la réduction progressive des activités commerciales entourant la solution de facturation en ligne de la Société, de la fin d'un contrat de services de transition et de la baisse des honoraires professionnels liés à Visa Commerce. Ces baisses sont en partie contrebalancées par la croissance organique d'autres activités en gestion de trésorerie.
- Si on exclut les éléments non récurrents, le BAIIA en Finance est en hausse de 3,0 M$ en 2005 à 5,4 M$ grâce surtout aux efforts de limitation des coûts, à la baisse de la proportion des dépenses générales, administratives et de frais généraux affectée au segment Finance par rapport au segment Santé et aux estimations plus élevées de crédits d'impôt à

l'investissement pour des années antérieures. Cette baisse est en partie contrebalancée par la perte de l'apport résultant de la réduction progressive des activités commerciales entourant la solution de facturation en ligne et de la fin d'un contrat de services de transition.

- Les activités secondaires, qui incluent une entente de distribution avec Bell Canada pour des produits antérieurs de même que d'autres produits secondaires et abandonnés, ont cessé le 30 juin 2004. Toutefois, au cours des deux premiers trimestres de 2006, la Société a contrepassé 0,5 M$ en charges d'impôt liées aux activités secondaires.

Périodes de six mois terminées les 30 juin 2006 et 2005, en millions de dollars canadiens, sauf les données par action:

	Bénéfice net		BPA	
	2006	2005	2006	2005
Activités poursuivies avant :	6,9	(4,1)	0,07	(0,04)
Éléments non récurrents	-	2,4	-	0,02
Activités poursuivies	**6,9**	**(1,7)**	**0,07**	**(0,02)**
Activités abandonnées	7,0	7,5	0,08	0,08
Total	**13,9**	**5,8**	**0,15**	**0,06**

- Le bénéfice net des activités poursuivies avant les éléments non récurrents sont en amélioration à 6,9 M$ ou 0,07 $ par action comparativement à une perte nette de (4,1) M$ ou (0,04) $ par action en 2005. Cette hausse est attribuable surtout à l'absence en 2006 d'une perte sur change présente en 2005, à une baisse de l'amortissement des immobilisations corporelles et à l'amélioration de la rentabilité dans son ensemble. Le bénéfice net déclaré des activités poursuivies est de 6,9 M$ ou 0,07 $ par action comparativement à une perte nette de (1,7) M$ ou (0,02) $ par action en 2005.
- Les activités abandonnées contribuent 7,0 M$ au bénéfice net depuis le début de l'exercice de 2006 en raison surtout à un ajustement de prix lié à la vente en 2004 des activités en Santé de la Société aux États-Unis. En 2005, l'apport de 7,5 M$ des activités abandonnées était surtout attribuable à un gain à la vente de ses activités de prêt électronique aux États-Unis.
- Le bénéfice net déclaré s'est considérablement amélioré à 13,9 M$ ou 0,15 $ par action comparativement à 5,8 M$ ou 0,06 $ par action en 2005.
- Les éléments non récurrents incluaient les règlements de contrats en 2005. Ils ne comprennaient pas les ajustements et les contrepassations d'ajustement effectués dans le cours normal des activités.

Situation financière au 30 juin

L'encaisse à la fin du trimestre, si on inclut les placements temporaires, augmente à 134,5 M$ par rapport à 128,0 M$ au 31 mars 2006, reflétant des flux positifs de trésorerie liés à l'exploitation et à la réception de l'ajustement de prix concernant la vente des activités en Santé aux États-Unis de la Société. Cette hausse est en partie contrebalancée par des sorties de fonds liées à l'acquisition de FrontLine Solutions et aux rachats d'actions en vertu de l'offre publique de rachat d'actions dans le cours normal des activités.

Révision de l'orientation financière pour 2006
La Société augmente aujourd'hui ses objectifs financiers de l'exercice en cours pour tenir compte surtout des effets de l'acquisition de DINMAR et des résultats réels de sa performance financière au cours du premier semestre de 2006. Elle augmente la fourchette de ses objectifs de produits d'exploitation qui passe de 165 à 170 M$ à 172 à 177 M$, de BAIIA qui passe de 28 à 31 M$ à 30 à 33 M$, et de BPA lié aux activités poursuivies de 0,09 $ à 0,13 $ à 0,12 $ à 0,15 $.

Faits saillants de l'exploitation

Système d'information sur les médicaments de Terre-Neuve-et-Labrador
Au cours du trimestre, Emergis a signé des contrats avec le Centre for Health Information de Terre-Neuve-et-Labrador pour le déploiement et le soutien d'une solution de système d'information sur les médicaments (SIM) de la province, de son infrastructure d'intégration en santé et d'un programme complet de gestion du changement pour appuyer l'adoption de la solution par les professionnels de la santé. Ces ententes devraient générer des produits de plus de 30 M$ sur la durée de neuf ans des contrats. La Société s'attend à ce que la solution soit en ligne au cours de la première moitié de 2008.

Ces contrats ont marqué une étape importante dans l'exécution de la stratégie d'Emergis pour le secteur Santé et devraient avoir des effets positifs d'une portée considérable pour la Société. Ils devraient notamment ouvrir d'autres portes dans le cadre de projets liés aux SIM et aux autres composantes des systèmes de dossier de santé électronique (DSE) au pays au cours des prochaines années. Par suite de ces projets de TI visant à améliorer le système de santé public, la proposition de valeur d'Emergis à ses clients et au public passera au-delà de l'efficacité des processus et de la réduction des coûts administratifs, à l'amélioration de la qualité des soins de santé.

Une solution SIM informatisée gère les données cliniques concernant les antécédents pharmaceutiques d'un patient, c'est-à-dire les médicaments prescrits et délivrés, les allergies, les traitements médicamenteux en cours, etc. Elle permet aux pharmaciens, aux médecins et aux autres professionnels de la santé autorisés d'échanger en toute sécurité de l'information pertinente et actuelle pour faciliter une prescription et une délivrance exactes de médicaments. Le SIM est une composante importante des systèmes de DSE que les gouvernements du Canada déploieront au cours des prochaines années. D'autres composantes incluent l'imagerie diagnostique et les systèmes d'information de laboratoire.

La solution de traitement de documents de prêt hypothécaire prend une envergure nationale
Emergis a continué de faire des progrès dans sa stratégie d'étendre sa solution de prêt électronique aux avocats et aux prêteurs du Canada, misant sur le succès remporté au Québec. En juin, Emergis a conclu une entente avec Do Process Software Ltd. de Toronto en vue d'intégrer la solution électronique d'Emergis, conçue pour compléter des transactions hypothécaires, à l'application de Do Process Software pour les avocats. L'entente de cinq ans permettra à la solution hypothécaire d'Emergis d'être accessible à environ 70 % des cabinets pratiquant le droit immobilier en Ontario.

Entente sur le brevet de facturation en ligne
Au cours du trimestre, Emergis a réglé un litige hors cour avec Avista Corporation de Spokane, Washington, concernant une allégation par Emergis qu'Avista avait violé son brevet technologique de facturation et de paiement en ligne. Le règlement fait partie d'une série de

cinq licences et règlements qu'Emergis a signés depuis le début de 2006 dans un effort soutenu pour faire respecter ses droits de propriété intellectuelle.

Faits saillants de l'exploitation

Acquisition de DINMAR

Au début de juillet, la Société a acquis DINMAR, une firme d'Ottawa et fournisseur de solutions technologiques de DSE et de services professionnels destinés au secteur de la santé. Avec cette acquisition, Emergis a élargi son offre en Santé pour inclure une importante solution de DSE à l'intention des hôpitaux qui prend en charge l'intégration des données des patients venant de systèmes d'information clinique hétérogènes et qui facilite la collaboration entre les professionnels de la santé de divers hôpitaux d'une région traitant un même patient. La clientèle de DINMAR élargit la portée d'Emergis dans le secteur Santé, ajoutant des hôpitaux et les médecins qui y sont rattachés. L'acquisition a aussi fait grandement progresser la stratégie de la Société de former des communautés électroniques au sein du vaste ensemble d'intervenants en santé.

Le prix d'acquisition de DINMAR est de 32 M$: un montant de 26 M$ en espèces, sous réserve d'ajustements à la clôture; et de 6 M$ en actions ordinaires du trésor d'Emergis, dont 0,6 millions d'actions à un prix de 5,07 $ l'action à la clôture et 3 M$ en actions à être émises après 9 mois et qui tiendra compte de demandes d'indemnisation éventuelles contre DINMAR. Une contrepartie additionnelle maximale de 8 M$ pourrait être versée, si le rendement financier de DINMAR allait au-delà de ses cibles de base au cours des 12 prochains mois. La moitié de cette contrepartie éventuelle pourrait, au gré d'Emergis, être payée en actions d'Emergis.

Acquisition de FrontLine Solutions

En juin, la Société a acquis les activités de systèmes de gestion de pharmacies de FrontLine Solutions Inc. de Toronto pour 4,2 M$ en espèces. Grâce à cette acquisition, Emergis a accentué sa présence en Ontario et fournit maintenant des systèmes de gestion de pharmacies à environ 2 900 pharmacies, ou environ 40 % de toutes les pharmacies du Canada. Les systèmes de gestion de pharmacies automatisent le processus d'exécution des ordonnances et fournissent une solution intégrée au point de service pour les activités en magasin.

Offre public de rachat dans le cours normal des activités

Au cours du trimestre, la Société a racheté 774 600 actions au prix de 4,87 $ par action pour un montant total de 3,8 M$, incluant les frais, en vertu de l'offre public de rachat dans le cours normal des activités lancée en mars de cette année. Le nombre total d'actions en circulation au 30 juin 2006 était de 92,6 millions.

Téléconférence, diffusion web et information financière supplémentaire

La Société tiendra une téléconférence et une diffusion web en direct aujourd'hui à 8 h 30 HE pour discuter de ses résultats financiers du deuxième trimestre de 2006. Les personnes intéressées à participer sont priées de composer le numéro sans frais 1 866 898-9626 ou le 416 340-2216 à Toronto. Le communiqué de presse du deuxième trimestre de 2006, les états financiers non vérifiés et notes afférentes, le rapport de gestion ainsi que l'information financière supplémentaire sont affichés sur le site d'Emergis à l'adresse suivante : http://www.emergis.com/fr/news_events/news/2006/july28.asp.

On pourra écouter un enregistrement de la téléconférence pendant deux semaines à compter de 10 h 30 aujourd'hui en composant le numéro sans frais 1 800 408-3053 ou le 416 695-5800 à Toronto, et le code d'accès 3174478#. La version archivée de la diffusion web sera aussi accessible à compter de 10 h 30 aujourd'hui sur le site d'Emergis à l'adresse suivante : http://www.emergis.com/fr/news_events/events_calendar/july28.asp.

À propos d'Emergis

Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, elle fournit des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, à des hôpitaux, à de grandes entreprises, à des avocats ou à des notaires en droit immobilier, ainsi qu'à environ 40 % de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 28 juillet 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions stratégiques et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance

quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter au Rapport annuel 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 28 JUILLET 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements : John Gutpell, 450-928-6856